SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THIS MATERIAL PURSUANT TO C.F.R. §200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

December 2, 2008

Mr. Wayne Carnall

Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Safeway Inc. Reportable Segments Information

Dear Mr. Carnall,

Introduction

The purpose of this letter is for Safeway Inc. (“Safeway” or the “Company”) to request the staff of the Securities and Exchange Commission (“Staff”) to reconsider their position that our 12 operating segments may not be aggregated into one reportable segment.

Safeway Overview

Safeway is one of the largest food and drug retailers in North America, with 1,743 stores at year-end 2007. The Company’s common stock is traded on the New York Stock Exchange under the symbol SWY.

The Company’s U.S. retail operations are located principally in the western and southwestern United States, the Chicago metropolitan area, the Mid-Atlantic region of the United States and in western Canada (British Columbia, Alberta and Manitoba/Saskatchewan).

In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food-processing facilities. Each of Safeway’s 12 retail operating areas is served by a regional distribution center.

Certain financial information is as follows:

(Dollars in millions, except per-share amounts)	36 Weeks Ended Sept. 6, 2008	Fiscal 2007
Sales and other revenue	$30,288.1	$42,286.0

Net income	$627.4	$888.4

Diluted earnings per share	$1.43	$1.99

Total assets	$17,352.1	$17,651.0
Total debt	5,845.4	5,655.1
Total stockholders’ equity	6,864.1	6,701.8

Background

Safeway received a comment letter from the Staff dated May 14, 2008 related to its annual report on Form 10-K for the fiscal year ended December 29, 2007, and its quarterly report on Form 10-Q for the fiscal quarter ended March 22, 2008. Safeway responded to this comment letter on June 10, 2008.

Safeway received a subsequent comment letter from the Staff dated September 9, 2008 with regard to the previously filed June 10, 2008 response. Safeway responded to this comment letter on October 6, 2008.

Safeway received a subsequent comment letter from the Staff dated October 21, 2008 with regard to the previously filed October 6, 2008 response. Safeway responded to this comment letter on November 5, 2008 after a telephone call with the Staff (Donna Di Silvio and Milwood Hobbs) on November 4, 2008.

On November 12, 2008, we had a telephone conference call with the Staff. Participants on the call were:

•	Staff

•	Steven Jacobs, Associate Chief Accountant

•	James Allegretto, Senior Assistant Chief Accountant

•	Andrew Mew, Accounting Branch Chief

•	Donna Di Silvio, Senior Staff Accountant

•	Milwood Hobbs, Staff Accountant

•	Safeway

•	David Bond, Senior Vice President, Finance and Control and Chief Accounting Officer

•	Dennis Dunne, Vice President, Corporate Accounting

•	Laura Donald, Senior Corporate Counsel

•	Deloitte & Touche LLP

•	Gary Caine, Engagement Partner

•	Christine Davine, National Director of SEC Services

On November 14, 2008, we provided the Staff with certain additional historical financial information for our operating segments, and we updated this information on November 24, 2008.

On November 19, 2008, Dennis Dunne of Safeway had a telephone call with the Staff in which the Staff invited Safeway to provide further supplemental information in support of the Company’s position.

We understand the Staff continues to question whether the gross margin and other economic characteristics of our 12 operating segments are sufficiently similar to allow for aggregation. The Staff has asked that Safeway disaggregate its one reportable segment into reportable segment groupings within similar geographic areas that share similar economic characteristics.

The Staff comments and Company responses that are relevant to the reportable segments matter are as follows:

•	June 10, 2008 letter from Safeway to the Staff

•	Responses to Staff comments 14, 15 and 16

•	Exhibits A, B and C

•	October 6, 2008 letter from Safeway to the Staff – Responses to Staff comment 4 and Exhibit A

•	November 5, 2008 letter from Safeway to the Staff – Response to Staff comment 2

Confidential treatment requested by Safeway Inc.

•	November 14, 2008 supplemental information faxed to the Staff, updated on November 24, 2008

Safeway’s Current Segment Disclosure

Safeway is organized into the following 12 geographic retail divisions that are operating segments as defined by SFAS 131:

Division	Approximate Percentage of Total Sales
Denver	***
Eastern	***
NorCal (Northern California)	***
Phoenix	***
Portland	***
Seattle	***
Vons (Southern California)	***
Dominick’s (Chicago)	***
Texas	***
Alberta	***
Vancouver	***
Winnipeg	***

Safeway strongly believes that it may aggregate its 12 operating segments into one reportable segment, due to similar economic characteristics, similarity in the nature of products and production process, similar types of customers, similar method of distribution and similar regulatory environment.

Steve Burd, Safeway’s President, Chairman and CEO, is the chief operating decision maker in accordance with SFAS 131. We previously provided (June 10, 2008 letter, Exhibit B) copies of the reports provided to Mr. Burd for the purpose of evaluating operating and financial performance. Such reports consist of the following:

•

Estimated identical-store sales changes (excluding fuel and other revenue). Identical stores are stores operating in the same period in both the current and previous year and exclude replacement stores.

•	Weekly sales forecast.

•	Operating income report which highlights fuel and non-fuel (inventory shrink, advertising and non-sales operating and administrative expenses) variances to plan.

Mr. Burd reviews these reports by comparing them to plan, prior year’s performance, and forecasted performance for the purpose of evaluating each division’s operating performance and allocating resources between the divisions.

The information presented in our segment footnote is consistent with the information presented throughout Safeway’s SEC filings, whether in the annual report to shareholders, Form 10-K (including description of business, risk factors and MD&A), Form 10-Q, quarterly earnings releases included in Form 8-K and other external information (including the Company website, financial analyst reports, interviews and other public statements made by management and other public documents.) We have never provided any historical disclosures or discussion of any operating division in Form 10-K or Form 10-Q, nor have we provided any financial information by operating division to analysts or investors. Management, investors and analysts all view our business the same – as one retail business.

Confidential treatment requested by Safeway Inc.

We will continue to provide enterprise-wide disclosures of sales and other revenues and long-lived assets, net by geographic area (U.S. and Canada) pursuant to paragraph 38 of SFAS 131. Please note that we have voluntarily provided additional disclosures (certain profitability measures and total assets) by geographic area (U.S. and Canada) and will continue to do so. The level of disclosure will be consistent with that of a reportable segment.

In response to the Staff’s previous comments, we have agreed to revise our segment footnote disclosures to:

•

State that we have 12 operating segments that we have aggregated into one reportable segment due to similar economic characteristics and similarity in the nature of products and production process, type of customer, method of distribution and regulatory environment.

•	Provide sales dollars by group of similar products in accordance with paragraph 37 of SFAS 131 as follows:

•	Non-perishables which consist primarily of general merchandise, grocery, meal ingredients, soft drinks and other beverages, snacks and frozen foods (approximately 44% of total sales)

•	Perishables which consist primarily of produce, dairy, meat, bakery, deli, floral and seafood (approximately 37% of total sales)

•	Fuel (approximately 10% of total sales)

•	Pharmacy (approximately 9% of total sales)

Relevant GAAP

SFAS 131 paragraph 17 states:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer

d.	The methods used to distribute products

e.	The nature of the regulatory environment.”

Similar Products, Production Processes, Customers, Distribution Methods and Regulatory Environment

Safeway considered these five areas (SFAS 131 paragraph 17 a. through e. above) and concluded that our 12 retail divisions are similar, as follows:

•	Each division offers virtually identical products and services. Each division has the same store formats and the same mix of products, services and specialty departments.

•

Each division has identical production processes. Substantially all products are purchased centrally at our corporate offices from third party consumer product companies and are distributed to a division distribution center or directly to our stores. All marketing functions are also centralized at our corporate offices, including pricing, merchandising and advertising. In addition, all retail accounting is centralized in our Arizona national shared services center. All information technology functions are also centralized.

Confidential treatment requested by Safeway Inc.

•	Each division serves the identical class of customers. The divisions do not have different store formats designed to appeal to more price-conscious or to more affluent customers.

•	Each division has the identical method of product distribution. Over 98% of our sales occur in our retail stores.

•

The regulatory environment is the same throughout the Company. Our stores are subject to various federal, state, local and foreign laws, regulations and administrative practices that affect our business. We must comply with numerous provisions regulating health and sanitation standards, food labeling, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. However, these regulations affect all of our divisions in the same manner, with only minor differences.

The Staff has not questioned our conclusion that we have similar products, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment.

Similar Economic Characteristics

We performed a comprehensive analysis of the economic characteristics in our operating divisions. The principal measures and factors that we consider in determining whether the economic characteristics are similar follow and are discussed in more detail below. These are:

•	Gross Margin Percentage

•	Operating Profit Margin

•	Sales Growth

•	Capital Expenditures – rollout of Lifestyle stores

•	Competitive Risks

•	Operational Risks and Challenges

•	Retail Store Sales

•	Costs of Goods Sold

•	Employees

In our professional judgment, after careful consideration of these measures and factors, we strongly believe that each of our 12 divisions have similar historical economic characteristics and are expected to have similar future economic characteristics.

Gross Margin Percentage

We reviewed the historical and expected future gross margin percentages (faxed to Milwood Hobbs on November 14, 2008). We also reviewed the forecasted 2009 gross margin percentages (faxed to Milwood Hobbs on November 24, 2008). We see a relatively narrow band of gross margins.

Confidential treatment requested by Safeway Inc.

•	In 2008, the Company’s expected gross margin percentage is ***%.

•	7 divisions have gross margin percentages between ***% and ***%.

•	2 divisions have gross margin percentages of ***% and ***%.

•	3 divisions have gross margin percentages of ***% (***) and ***% (*** and ***).

•	In 2009, the Company’s expected gross margin percentage is ***%.

•	5 divisions are expected to have gross margin percentages of between ***% and ***%.

•	2 divisions are expected to have gross margin percentages of ***% and ***%.

•	5 divisions are expected to have gross margin percentages of ***% (***, *** and ***) and ***% (*** and ***).

•	The expected three-year average gross percentage (2007 through 2009) is ***%.

•	7 divisions are expected to have gross margin percentages of between ***% and ***%.

•	2 divisions are expected to have gross margin percentages of ***% and ***%.

•	3 divisions are expected to have gross margin percentages of ***% (***) and ***% (*** and ***).

•

Beyond 2009, we expect all 12 divisions to continue to trend toward the Company average gross margin. For example, we anticipate that *** gross margin percentage will likely decline due to increased competition.

Over the last decade, the gross margin percentages in our *** and *** divisions have benefited from a relatively low concentration of discount operators, particularly Wal-Mart. Wal-Mart has experienced political barriers to entry in ***. However, these barriers have only slowed Wal-Mart’s entry into ***. Eventually, it is likely that concentration of discount operators in *** will be similar to the rest of the country.

***

We similarly believe that our gross margin percentages in *** will trend up to the average gross margin percentage over the long-term. This is due, in part, to the Lifestyle store rollout. Lifestyle stores generally have improved gross margins. See “Capital Expenditures – rollout of Lifestyle stores” on page 7 for a discussion of gross margin percentages in ***.

Operating Profit Margin

At the Staff’s request, we have provided historical data about each division’s sales and operating profit on the attached Exhibit A. We have also provided gross margin percentage and operating profit margin by division for the last five years on the attached Exhibit B.

An evaluation of any grocery retailer’s operating profit margins for economic similarity should be based on a relatively long period of time. The operating profit margin in Exhibit A compares each division’s average operating profit margin over the last five years. Safeway believes that this schedule supports our position that each division is economically similar.

Confidential treatment requested by Safeway Inc.

•	The five-year average operating profit margin (2004 through 2008) is ***%.

•	10 divisions (which comprise approximately ***% of total sales) have operating profit margins between ***% and ***%

•

In general, the variability around the average operating profit margin is the same as the variability around the average gross margin percentage. Our operating and administrative expenses as a percentage of sales are fairly constant across all divisions.

•	In general, our larger divisions tend to have slightly higher operating profit margins.

•	2 divisions (which only comprise approximately ***% of total sales) have operating profit margins of ***% (***) and ***% (***)

•	*** operating profit margin is lower due to a lower gross margin percentage, primarily as a result of competition and a slower Lifestyle store rollout discussed below

•	*** operating profit margin is lower primarily due to higher occupancy costs incurred in the metropolitan *** real estate market.

•

In 2009 and beyond, we expect all 12 divisions to continue to trend toward the Company average operating profit margin. For example, we anticipate that ***’s operating profit percentage will likely decline due to increased competition.

Safeway believes that in a low margin business such as retail grocery, operating profit margin is a poor indicator of economic similarity for the following reasons:

•

Because operating profit margins are low, relatively minor fluctuation in sales or in gross margin have a disproportionately large impact on operating profit. For example, in the *** division, a 10% decline in the 2007 gross margin results in a ***% decline in operating profit.

•

A significant portion of operating and administrative expenses are allocated to the divisions. While we consider these allocations reasonable, they may not be reflective of the expenses each division would incur on a stand-alone basis.

•

Safeway does not allocate all expenses to the division level. Examples of expenses not allocated to the divisions are impairment charges, gains or losses on disposal of fixed assets, interest expense, LIFO expense, litigation claims and certain corporate overhead.

We believe our 12 operating segments have similar economic characteristics. In our professional judgment, their operating profit margins are sufficiently similar to meet the requirements of paragraph 17 of SFAS 131.

Sales Growth

The most meaningful measure of sales growth for retailers is same-store sales. For Safeway, we consider identical-store sales (excluding fuel) as our most important sales metric. Identical stores are stores operating in the same period in both the current and previous year and exclude replacement stores. We exclude fuel because of its volatility. The tables below demonstrate that identical-store sales and sales growth have trended in the same general direction for the last three years.

Confidential treatment requested by Safeway Inc.

Identical-Store Sales (Excluding Fuel)	Average 2006 to 2008 (Forecast)
Denver	***
Eastern	***
NorCal	***
Phoenix	***
Portland	***
Seattle	***
Vons	***
Dominick’s	***
Texas	***
Alberta	***
Vancouver	***
Winnipeg	***
Total	***

Total Sales Growth Rate	Average 2006 to 2008 (Forecast)
Denver	***
Eastern	***
NorCal	***
Phoenix	***
Portland	***
Seattle	***
Vons	***
Dominick’s	***
Texas	***
Alberta*	***
Vancouver*	***
Winnipeg*	***
Total	***

*	Total sales growth in Canada was impacted by an increase in the Canadian exchange rate from 0.88 in 2006 to 0.97 in 2008.

Discussion of Quantitative Economic Characteristics

We understand that the Staff may be concerned that certain quantitative economic characteristics such as operating profit margin, sales growth or gross margin percentage are not similar at Safeway’s operating segments. However, we believe that focusing exclusively on what, in our opinion, are narrow differences in these measures as a basis for aggregating would lead to arbitrary or mechanical combinations of operating segments that are not meaningful to the users of the financial statements. For example, we could combine our operating segments in the following ways, based solely on these quantitative measures:

•	Based on operating profit margin

Confidential treatment requested by Safeway Inc.

•	Combining *** and *** because they both have operating profit margins of ***%

•	Combining ***, *** and *** because they have operating profit margins of ***%, ***% and ***%, respectively

•	Combining *** and *** because they have operating profit margins of ***% and ***%, respectively.

•	Based on identical-store sales

•	Combining *** and *** because they both have identical store sales increases of ***%

•	Combining *** and *** because they have identical-store sales increases of ***% and ***%, respectively

•	Based on gross margin percentage

•	Combining *** and *** because they both have average gross margin percentages of ***%

•	Combining ***, *** and *** because they all have average gross margin percentages of ***%

None of the operating segment aggregations discussed above or any other aggregations based upon these narrow financial metrics makes sense to us. They would be arbitrary groupings that are not reflective of how we run our business. We have one store format operating in various geographies with similar economic characteristics. We believe the most meaningful aggregation of operating segments is to provide one reportable segment.

Capital Expenditures - rollout of Lifestyle stores

A key component of the Company’s growth strategy has been the rollout of our Lifestyle stores, which offer improved merchandising and expanded perishables. The Lifestyle stores feature an earth-toned décor package with special lighting to highlight products and departments, custom flooring and unique display features. The Lifestyle store is Safeway’s standard store format. We believe our Lifestyle store format helps us maintain and/or improve gross margin percentages. We anticipate that by the end of 2009, 82% of our stores will have been remodeled into the Lifestyle format. While the Lifestyle program is being undertaken in all of Safeway’s divisions, the rollout has not occurred evenly among all divisions due to timing of labor contract negotiations, competition and other factors.

Over a five to seven year period through 2009, our cumulative capital expenditures on Lifestyle stores will be approximately $*** billion. However, the amount spent as a percentage of sales is roughly the same for each of our 12 divisions (at ***% to ***%).

•	By year-end 2008, 74% of our stores will be Lifestyle stores

•	56% to 85% by division

•	By year-end 2009, 82% of our stores will be Lifestyle stores

•	76% to 99% by division

At the completion of the Lifestyle rollout, the look and feel of almost every store in every division throughout the Company will be the same. However, certain divisions may have exhibited higher gross margin percentages on a short-term basis because they temporarily had a higher concentration of Lifestyle stores than other divisions.

Confidential treatment requested by Safeway Inc.

For example, the gross margin percentage in *** and *** benefited from an earlier rollout of Lifestyle stores than in other divisions. As of year-end 2004, 2005, 2006 and 2007, 11%, 26%, 46% and 66%, respectively, of our *** stores were Lifestyle stores. As of year-end 2004, 2005, 2006 and 2007, 11%, 32%, 49% and 66%, respectively, of our *** stores were Lifestyle stores. We believe this demonstrates why *** and *** gross margin percentages at the ***% to ***% levels were somewhat higher than our average gross margin percentages.

In contrast, our *** division gross margin percentage was somewhat lower than the average gross margin percentage because the rollout of Lifestyle stores was slower in ***. As of year-end 2004, 2005, 2006 and 2007, 6%, 10%, 29% and 54%, respectively, of *** stores were Lifestyle stores. This is, in part, the reason why *** gross margin percentage did not increase until 2006 and later years. We believe that *** gross margin percentage will continue to improve and trend to our average gross margin percentage as our Lifestyle store rollout continues.

Competitive Risks

Our 12 divisions have the same competitive risks. Significant competition is present in each of our markets from a variety of sources. While there may be some variability in degree in the short-run, the long range competitive factors remain the same for each division.

Food retailing is intensely competitive. Local, regional and national food chains, as well as independent food stores, comprise the Company’s principal competition. Safeway also faces substantial competition in each of our 12 divisions from dollar stores, convenience stores, liquor retailers, restaurants, membership warehouse clubs, specialty retailers, supercenters and large-scale drug and pharmaceutical chains.

The principal competitive factors that affect the Company’s business are location, quality, service, price and consumer loyalty to other brands and stores. Again, these competitive factors are the same in all of our 12 divisions. The number of competitors and the amount of competition that our stores experience may vary by market area in the short-run, but the competitive risks remain the same in the long-run.

Operational Risks and Challenges

Our 12 divisions are subject to the same operational challenges. Our divisions have similar store execution challenges, similar challenges to attract and retain quality employees and similar insurance risks. Safeway has similar cost reduction programs and identical customer service programs in place throughout the Company.

Our 12 operating divisions face substantially similar operating risks, including:

•	General business and economic conditions, including the rate of inflation, consumer spending levels, employment and job growth

•	The cost and stability of fuel, energy and other power sources

•	Our ability to control or reduce costs, improve buying practices and control inventory shrink

•	Our programs to improve our perishables departments

•	Performance of our promotional programs

•	Performance of our capital program

•	Our ability to improve working capital

Retail Store Sales

Pricing is determined centrally by our corporate merchandising group. The prices at which we sell our goods are essentially the same throughout the country. Safeway does engage in certain promotional activity that is influenced by local competitive factors, but such activity is relatively short-term.

Confidential treatment requested by Safeway Inc.

Costs of Goods Sold

Our cost of goods sold is comprised primarily of inventory sold, purchasing and distribution costs and advertising and promotion expenses. The nature and cost of these items are the same throughout all 12 divisions.

•	Product costs are essentially the same throughout the Company. Virtually all goods are purchased centrally under national purchase orders or agreements.

•	Advertising and promotional expenses are planned and executed nationally. Vendor allowances are negotiated on a national basis.

•

Distribution costs are materially the same for all our divisions. Each of Safeway’s 12 retail operating areas is served by a regional distribution center. For the last several years, distribution costs have been approximately ***% to ***% of sales in each division.

Employees

At year-end 2007, Safeway had approximately 201,000 full- and part-time employees. Approximately 80% of Safeway’s employees in the United States and Canada are covered by collective bargaining agreements negotiated with union locals affiliated with one of 10 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms of up to five years. Accordingly, Safeway renegotiates a significant number of these agreements every year.

Accordingly, all of our 12 operating divisions are subject to the same economic characteristics by virtue of the predominance of union employees throughout the Company.

Industry Competitors

We reviewed the financial statements of all of our major competitors and other national, non-grocery retailers. To our knowledge, no major retailer reports segments by geographic areas within the United States. A number of retailers, including The Great Atlantic & Pacific Tea Company, Inc., disclose segment information by store format. However, Safeway has only one store format.

Conclusion

We believe our 12 operating segments have similar economic characteristics. In our professional judgment, their economic characteristics are sufficiently similar to meet the requirements of paragraph 17 of SFAS 131. SFAS 131 does not define the term “similar” or provide detailed guidance on aggregation criteria, and, therefore, the determination of whether two or more operating segments are similar is dependent on the individual facts and circumstances and is subject to a high degree of judgment.

The FASB Staff Implementation Guide on SFAS 131 acknowledges that:

“Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

In our professional judgment, based on the tight range of historical and expected future gross margin percentages, we believe our 12 divisions are similar.

We also considered FASB Staff Implementation Guide (Statement 131) Question 8, which states:

“Statement 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

Confidential treatment requested by Safeway Inc.

Aggregation of segments should be consistent with the objective and basic principles of Statement 131—to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. Statement 131 mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

We strongly believe that our operating segments have essentially the same future prospects and, in our professional judgment, the aggregation of our operating segments is consistent with the principles and objectives of SFAS 131.

We also reviewed paragraph 73 of Appendix A of SFAS 131 which states:

“Aggregation of Similar Operating Segments

73. The Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.”

We believe the last sentence in paragraph 73 above is directly on point to our situation. Safeway has 1,743 retail stores that are essentially the same and, therefore, may be aggregated into one reportable segment.

We believe our approach is consistent with, and supported by, the applicable accounting literature and current accounting practice, and is useful to meet our investors’ needs. Furthermore, disaggregating our operating segments would not provide meaningful information to investors.

We respectfully request that the Staff not object to our reportable segment disclosures. Deloitte & Touche LLP and its National Office have reviewed this letter.

Timing

We would like to schedule a call with you to discuss this matter during the week of December 8, 2008. Please call me at your convenience at 925 467-3142.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President, Finance and Control
Chief Accounting Officer

cc:	Milwood Hobbs, Staff Accountant, Division of Corporation Finance
Donna Di Silvio, Senior Staff Accountant, Division of Corporation Finance
Andrew Mew, Accounting Branch Chief, Division of Corporation Finance
James Allegretto, Senior Assistant Staff Accountant
Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance
Gary Caine, Deloitte & Touche LLP Engagement Partner
Christine Davine, Deloitte & Touche LLP, National Director of SEC Services

Confidential treatment requested by Safeway Inc.

SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THIS MATERIAL PURSUANT TO 17 C.F.R. §200.83

EXHIBIT A

SAFEWAY INC.

RETAIL DIVISIONS

OPERATING PROFIT

(in thousands)	Five Year Average Op. Profit Margin 2008 to 2004	Estimate 2008	Actual 36 Wks Ended September 6, 2008	Actual 2007	Actual 2006	Actual 2005	Actual 2004
Denver	***	***	***	***	***	***	***
Eastern	***	***	***	***	***	***	***
Northern California	***	***	***	***	***	***	***
Phoenix	***	***	***	***	***	***	***
Portland	***	***	***	***	***	***	***
Seattle	***	***	***	***	***	***	***
Vons	***	***	***	***	***	***	***
Dominicks	***	***	***	***	***	***	***
Texas	***	***	***	***	***	***	***
Alberta	***	***	***	***	***	***	***
Vancouver	***	***	***	***	***	***	***
Winnipeg	***	***	***	***	***	***	***
Total	***

SALES

(in thousands)	Three Year Average Sales Increase 2008 to 2006	Estimate 2008	Actual 36 Wks Ended September 6, 2008	Actual 2007	Actual 2006	Actual 2005	Actual 2004
Denver	***	***	***	***	***	***	***
Eastern	***	***	***	***	***	***	***
Northern California	***	***	***	***	***	***	***
Phoenix	***	***	***	***	***	***	***
Portland	***	***	***	***	***	***	***
Seattle	***	***	***	***	***	***	***
Vons	***	***	***	***	***	***	***
Dominicks	***	***	***	***	***	***	***
Texas	***	***	***	***	***	***	***
Alberta*	***	***	***	***	***	***	***
Vancouver*	***	***	***	***	***	***	***
Winnipeg*	***	***	***	***	***	***	***
Total	***

*	Total sales growth in Canada was impacted by an increase in the Canadian exchange rate from 0.88 in 2006 to 0.97 in 2008.

Confidential treatment requested by Safeway Inc.

SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THIS MATERIAL PURSUANT TO 17 C.F.R. §200.83

EXHIBIT B

2008-2004 Five Year Totals

(in thousands)	TOTAL	Denver---***% Total Sales			Dominick’s---***% Total Sales			Phoenix---***% Total Sales			Portland---***% Total Sales			Texas---***% Total Sales			NorCal---***% Total Sales
Sales	100.00%	$	***		$	***		$	***		$	***		$	***		$	***
Gross Profit	***		***	***		***	***		***	***		***	***		***	***		***	***
Total Direct Exp—Labor	***		***	***		***	***		***	***		***	***		***	***		***	***
Total Indirect Exp—Occupancy	***		***	***		***	***		***	***		***	***		***	***		***	***
Admin & Other	***		***	***		***	***		***	***		***	***		***	***		***	***
Total O&A	***		***	***		***	***		***	***		***	***		***	***		***	***
Operating Profit	***	$	***	***	$	***	***	$	***	***	$	***	***	$	***	***	$	***	***

		Seattle---***% Total Sales			Vons---***% Total Sales			Eastern---***% Total Sales			Vancouver---***% Total Sales			Alberta---***% Total Sales			Winnipeg---***% Total Sales
Sales		$	***		$	***		$	***		$	***		$	***		$	***
Gross Profit			***	***		***	***		***	***		***	***		***	***		***	***
Total Direct Exp—Labor			***	***		***	***		***	***		***	***		***	***		***	***
Total Indirect Exp—Occupancy			***	***		***	***		***	***		***	***		***	***		***	***
Admin & Other			***	***		***	***		***	***		***	***		***	***		***	***
Total O&A			***	***		***	***		***	***		***	***		***	***		***	***
Operating Profit		$	***	***	$	***	***	$	***	***	$	***	***	$	***	***	$	***	***

Confidential treatment requested by Safeway Inc.